Exhibit 99.1

Vitru Limited

announces
Second Quarter 2022

Financial Results

Florianopolis, Brazil, August 25, 2022 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure-player in the post-secondary digital education market in Brazil, today reported financial and operating results for the three-month and six-month period ended June 30, 2022 (second quarter 2022 or 2Q22 and first half 2022 or 1H22). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the Uniasselvi and Unicesumar brand with 789.6 thousand students in digital education undergraduate and graduate courses, and 2,028 hubs distributed throughout Brazil.

Vitru celebrates the integration with Unicesumar

To our shareholders

The first semester of 2022 has finished, and we are glad to share that, during the last quarter, we accomplished important milestones. On May 20, 2022, we announced the closing of our business combination with Unicesumar, and since then we have been working on the implementation of the integration plan designed to bring OpEx, commercial, and CapEx synergies. The integration plan relies on the best practices of both brands, aiming at bringing even better and differentiated services to our students, creating many intangible brand assets as well as synergies, as we detailed in the webcast presented at the occasion.

During the second quarter (2Q22), the first intake cycle of 2022 (2022.1) of Uniasselvi was finished and represented a record for the company, demonstrating the resilience of its hybrid model. The digital education undergraduate intake cycle of Uniasselvi increased 28.6% when compared to the same period of the previous year, purely on an organic basis, reaching 223.9 thousand new students. Together with an impressive intake cycle reported by Unicesumar, Vitru has finished June 2022 with 740.9 thousand digital education undergraduate students, assuming the leadership within this segment in Brazil – a sector in which scale matters and is paramount to maintain high-quality and technological education solutions, whilst also creating value for all stakeholders.

On June 14, 2022, we released the second edition of our Sustainability Report outlining Vitru’s progress in the environmental, social, and governance (ESG) initiatives. The report provides an approach to our initiatives and results, focused on our business model, strategies, overviews for the future, and the Company’s potential to create value for our stakeholders. Looking forward, we expect to aggregate even more value in our ESG agenda, adding all the achievements of Unicesumar on this path.

Most recently, we announced that Unicesumar was the winner of the 2022 Blackboard Catalyst Award in the Community Engagement category. The category recognizes institutions using integrated mass communications strategies and tools to implement educational initiatives that strengthened the institution’s brand and perception within their community and have improved student achievement and created a supportive learning environment.

Despite the intense work, it has been a pleasant and productive period, bringing together the best of both companies, and we take this opportunity to thank our employees for their efforts to be part of this game-changing transaction that has created the leading and largest player in the Brazilian digital high-education segment.

Sincerely,

Pedro Graça & William Matos

Vitru's Co-CEOs

2Q22 Results	2

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its second quarter 2022 results via conference call

When: Thursday, August 25, 2022 at 4:30 p.m. EST (5:30 p.m. BR)

Webcast: https://investors.vitru.com.br/

Replay: available at our website

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Investor Relations Manager	ir@vitru.com.br

2Q22 Results	3

2Q22 HIGHLIGHTS

◾	Announcement on May 20, 2022, of the closing of the Business Combination with Unicesumar, creating the leading player in the Brazilian digital education space and kicking-off the integration process;
◾	789.6k digital education students as of 2Q22, with a 28.6% increase in the 2022.1 intake cycle vs 2021.1 in the Digital Education undergraduate segment of Uniasselvi;
◾	Average ticket in the DE Undergraduate segment of Uniasselvi increased 12.6% in 1H22 when compared to 1H21, reaching R$308.2 per student, confirming the resilience of our business model;
◾	Average ticket in the DE Undergraduate segment of Unicesumar in 1H22 reached R$236.1 per student;
◾	Net revenue in the core Digital Education Undergraduate business was 74.8% higher in 2Q22 vs 2Q21, with Consolidated Net Revenue up 85.0%;
◾	Consolidated Adjusted EBITDA increased 107.8% in 2Q22 vs 2Q21, with Adjusted EBITDA Margin increasing 4.2 percentage points (p.p.) to 38.0% in 2Q22;
◾	Adjusted Net Income up 168.6% in 2Q22 vs 2Q21, positively impacted by a higher Adjusted EBITDA and the consolidation of Unicesumar operation; and
◾	Adjusted Cash Flow from Operations increased 97.2% to R$73.2 million in 2Q22, with an Adjusted Cash Flow Conversion from Operations of 83.2%.

Table 1: Key financial highlights

R$ million (except otherwise stated)	2Q22	2Q21	% Chg	1H22	1H21	% Chg
Net Revenue	308.0	166.5	85.0%	485.8	317.2	53.2%
DE Undergraduate Net Revenue	243.9	139.5	74.8%	399.9	259.9	53.9%
Adjusted EBITDA[1]	117.0	56.3	107.8%	164.4	96.5	70.4%
Adjusted EBITDA Margin	38.0%	33.8%	4.2 p.p.	33.8%	30.4%	3.4 p.p.
Adjusted Net Income[2]	63.4	23.6	168.6%	89.9	39.6	127.0%
Adjusted Cash Flow from Operations[3]	73.2	37.1	97.2%	120.1	76.3	57.4%
Adjusted Cash Flow Conversion from Operations[3]	83.2%	68.9%	14.3 p.p.	93.5%	84.3%	9.2 p.p.

(1)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

2Q22 Results	4

OPERATING RESULTS

Student base and hubs

The number of enrolled students is a relevant operational metric for Vitru. As of June 30, 2022, Vitru had 811.5 thousand students enrolled in the courses provided, an increase of 118.9% over the same period of the prior year.

Another relevant metric is the percentage of digital education students to total enrolled students, which we believe best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of June 30, 2022, students enrolled in digital education represented 97.3% of the total number of enrolled students, down 0.8 p.p. from the same period of the prior year, considering for June 2022 the consolidation of the students’ base from Unicesumar. On an organic basis, students enrolled in digital education represented 98.5% of the total number of enrolled students, up 0.4 p.p. from 2Q21.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled student base. A relevant portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last few years. In fact, 90.6% of the current 2,028 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 43.5%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and hubs

'000 (except otherwise stated)	2Q22[1]	2Q21	1Q22	Δ2Q22 x 2Q21	Δ2Q22 x 1Q22
Total enrolled students	811.5	370.8	389.2	118.9%	108.5%
% Digital education to total enrolled students	97.3%	98.1%	98.2%	(0.8) p.p.	(0.9) p.p.
Number of digital education students	789.6	363.6	382.1	117.1%	106.6%
Undergraduate students	740.9	308.2	342.4	140.4%	116.4%
Graduate students	48.7	55.4	39.7	(12.1)%	22.7%
Number of on-campus students	22.0	7.2	7.1	206.6%	211.6%
Undergraduate students	21.5	7.1	7.1	200.9%	204.3%
Graduate students	0.513	0.036	-	1,325.0%	n.a.
Number of hubs[2]	2,028	795	981	155.1%	106.7%
% of Expansion hubs (i.e., excluding Base hubs)	90.6%	89.6%	91.4%	1.0 p.p.	(0.8) p.p.
Theoretical maturation index[3]	43.5%	34.0%	37.1%	9.5 p.p.	6.4 p.p.

(1)	Consolidated numbers including Unicesumar operation.
(2)	Does not considers international hubs from Unicesumar.
(3)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by the theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

2Q22 Results	5

Tuitions and Ticket

Table 3: Tuitions and ticket

R$ million (except otherwise stated)	2Q22	2Q21	% Chg	1H22	1H21	% Chg
Uniasselvi DE undergraduate tuitions[1]	290.8	219.6	32.4%	537.4	401.5	33.8%
Average ticket DE undergraduate (R$/month)[2]	-	-	-	308.2	273.6	12.6%
Unicesumar DE undergraduate tuitions[1]	95.5	-	n.a.	95.5	-	n.a.
Average ticket DE undergraduate (R$/month)[2]	-	-	-	236.1	-	-

(1)	Tuitions are net of cancellations. In the case of Unicesumar, tuition comprehends the period consolidated within Vitru (between May 20 and Jun 30, 2022).
(2)	In the second quarter of each year, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of the Digital Education Undergraduate Tuitions net of cancellations of the semester divided by the average number of students between the beginning and the end of the semester.

The compelling strength of Vitru’s model and the sustainability of its growth can be demonstrated by the total amount charged for course tuitions from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuitions less other academic revenue and cancellations).

DE Undergraduate tuitions for 2Q22 amounted to R$386.3 million, 75.9% higher than the R$219.6 million recorded in 2Q21. Such growth rate reflects mostly the maturation of expansion hubs (hubs not yet considered mature) through the organic increase in the number of students enrolled in digital education undergraduate courses plus the consolidation period of 42 days from Unicesumar.

The average monthly ticket for Uniasselvi Digital Education Undergraduate courses increased by 12.6%, from R$273.6 in 1H21 to R$308.2 in 1H22. We believe that this increase in the average ticket in DE Undergraduate segment, despite the challenging macroeconomic conditions in Brazil, is indicative of the resilience of Vitru’s organic academic model. In addition, it is a signal of the contribution of courses with higher monthly tickets, such as Nursing which is still one of the top courses in our organic intake process.

The average monthly ticket for Unicesumar Digital Education Undergraduate courses decreased 2.0% to R$236.1 in 1H22 vs R$240.8 in 1H21, considering the full period of tuitions and under Vitru’s criteria. As part of the best practices already being exchanged between the entities, we are working to improve the average tickets of Unicesumar, following the successful pricing strategies being applied by Uniasselvi in the last years, which has differentiated it from the other players in the market.

Finally, in the last quarters, we have been observing a continued increase in the interest of younger students (people under 25 years-old) for our digital education solutions, which confirms the change in paradigm brought by the COVID-19 pandemic, in which more and more the new generations are accepting digital solutions as their natural choice for post-secondary education.

2Q22 Results	6

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue in 2Q22 was R$308.0 million, up 85.0% from 2Q21. The organic growth, mainly driven by the increase in the number of enrolled students in the DE Undergraduate segment as well as higher average tickets in this segment, was 26.0%.

Net Revenue from digital education undergraduate courses in 2Q22 was R$243.9 million, up 74.8% from R$139.5 million in 2Q21. Solely on an organic basis, the increase was 32.9%, reaching R$185.5 million in 2Q22. This achievement was primarily driven by the increase in the student base, boosted by the business combination with Unicesumar, as also a result of the aforementioned expansion and maturation of operational hubs, but also by a higher average ticket in this segment as previously presented.

2Q22 Results	7

Net Revenue from on-campus undergraduate courses (ex-Medical) in 2Q22 amounted to R$25.6 million, an increase of 100.2% from R$12.8 million in 2Q21. Solely on an organic basis, it amounted to R$10.7 million, a decrease of 16.5% in 2Q22 vs 2Q21. The organic decrease was primarily attributable to the ongoing shift to digital education, due to the increased number and attractiveness of digital education undergraduate courses. The decline in the contribution of the organic on-campus segment in our numbers is in line with the Company’s expectations and strategic vision for the overall Higher Education business in Brazil.

Net Revenue from the whole on-campus undergraduate segment (including Unicesumar’s medical courses) reached R$47.8 million in 2Q22, an increase of 273.1% from R$12.8 million in 2Q21, given the representativeness of Unicesumar’s on-campus activities.

Net Revenue from continuing education courses for 2Q22 was R$16.3 million, up 15.0% from R$14.2 million in 2Q21. Organically was still negatively impacted by the reduction in the average duration of the graduate courses compared to the previous year, as a result of the current market trends. It is important to highlight that most of this shift is over, given that the average duration of our graduate courses has been relatively stable throughout 2022. Besides the graduated courses, our continuing education business includes technical courses and professional qualification courses. We believe this has the potential to represent a significant additional source of revenue for us and is part of our strategy to expand complementary offerings throughout the students’ lifelong journey.

Table 4: Net Revenue Breakdown

R$ million	2Q22	2Q21	% Chg	1H22	1H21	% Chg
Digital education undergraduate (Uniasselvi)	185.5	139.5	33.0%	341.4	259.9	31.4%
On-campus undergraduate (Uniasselvi)	10.7	12.8	(16.4)%	20.6	26.1	(21.1)%
Continuing education (Uniasselvi)	13.7	14.2	(3.5)%	25.5	31.2	(18.3)%
Unicesumar	98.2	-	n.a.	98.2	-	n.a.
Net Revenue	308.0	166.5	85.0%	485.8	317.2	53.2%

2Q22 Results	8

Cost of Services

Cost of services in 2Q22 amounted to R$117.9 million, 97.8% higher than the R$59.6 million reported in 2Q21. Besides the impact of the consolidation of Unicesumar, this increase was partially attributable to an increase in personnel costs with the hiring of new tutors to support the growth of our business, as well as higher depreciation related to content production, and amortization of intangible assets from the business combination. It is important to bear in mind that the cost of services includes certain restructuring costs as well as depreciation and amortization expenses, which combined amounted to R$18.2 million in 2Q22 and R$9.5 million in 2Q21.

Cost of services as reported in the Adjusted EBITDA calculation (without the aforementioned restructuring costs as well as depreciation and amortization expenses) was R$99.7 million in 2Q22 and R$50.1 million in 2Q21, representing a year-over-year increase of 99.0%, and an increase of 2.3 p.p. as a percentage of Net Revenue, due to higher significance of the on-campus segment (a business with lower gross margins) within Unicesumar.

Table 5: Cost of Services

R$ million	2Q22	2Q21	% Chg	1H22	1H21	% Chg
Cost of Services	117.9	59.6	97.8%	183.0	112.6	62.5%
(-) Depreciation and amortization	(17.2)	(9.3)	84.9%	(30.2)	(20.2)	49.5%
(-) Restructuring expenses	(1.0)	(0.2)	400.0%	(2.9)	(3.0)	(3.3)%
Cost of Services for Adj. EBITDA calculation	99.7	50.1	99.0%	149.9	89.4	67.7%
as % of Net Revenue	32.4%	30.1%	2.3 p.p.	30.9%	28.2%	2.7 p.p.

Gross Profit and Gross Margin

Gross Profit in 2Q22 was R$190.1 million, 77.8% higher than the R$106.9 million in 2Q21 (mainly due to the contribution of Unicesumar to the consolidated figures), while Gross Margin decreased 2.5 p.p. to 61.7% from 64.2% in 2Q21. This decrease in the Gross Margin was attributable to the increase in Cost of Services as a percentage of Net Revenue, for the reasons previously explained, as well as the lower contribution of the Continuing Education segment (the one with usually the highest margins among our three segments) to the consolidated Gross Profit.

2Q22 Results	9

Operating Expenses

Selling Expenses

Selling expenses in 2Q22 amounted to R$41.8 million, an increase of 68.5% compared to R$24.8 million in 2Q21. Besides the contribution of Unicesumar to the consolidated figures, this increase is attributable mostly to our focus on the Digital Education segment, in which most of our selling expenses with online advertising are aimed at attracting new students.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding the depreciation and amortization expenses) were R$35.7 million in 2Q22 and R$24.8 million in 2Q21, representing a year-on-year increase of 44.0%. As a percentage of Net Revenue, the consolidated selling expenses for Adj. EBITDA calculation reduced from 14.9% in 2Q21 to 11.6% in 2Q22. This reduction is mainly attributable to the fact that, in Unicesumar’s sale process, the hubs are much more active and have higher intake responsibilities (and hence bear a significant part of the intaking costs) than in the case of Uniasselvi.

Table 6: Selling expenses

R$ million	2Q22	2Q21	% Chg	1H22	1H21	% Chg
Selling Expenses	41.8	24.8	68.5%	89.8	63.3	41.9%
(-) Depreciation and amortization	(6.1)	-	n.a.	(6.1)	-	n.a.
(-) M&A and pre-offering expenses	-	-	n.a.	(0.2)	-	n.a.
Selling Expenses for Adj. EBITDA calculation	35.7	24.8	44.0%	83.5	63.3	31.9%
as % of Net Revenue	11.6%	14.9%	(3.3) p.p.	17.2%	20.0%	(2.8) p.p.

On an organic basis, selling expenses as reported in the Adjusted EBITDA calculation amounted to R$76.9 million in 1H22 and R$63.3 million in 1H21, representing a year-on-year increase of 21.5%.  Nevertheless, the organic Customer Acquisition Cost (i.e. the CAC of Uniasselvi) decreased 5.5% in 1H22 to R$343.4 per new student in the DE Undergraduate segment, compared to R$363.5 per new student in 1H21, as provided in the table below:

Table 7: Uniasselvi’s Customer Acquisition Cost1

R$ million	2Q22	2Q21	% Chg	1H22	1H21	% Chg
Selling expenses for Adj. EBITDA calculation (organic)	29.1	24.8	17.3%	76.9	63.3	21.5%
Number of intake students (DE Undergraduate Uniasselvi)	53.1	48.7	9.0%	223.9	174.1	28.6%
Selling expenses per new student at Uniasselvi	548.3	509.2	7.7%	343.4	363.5	(5.5)%

(1)	For simplification purposes, the Customer Acquisition Cost, or CAC, is equal to the selling expenses in a given period divided by the intake in the DE Undergraduate segment in the same period. Given that Uniasselvi’s academic cycle is on a semiannual basis, it is more appropriate to look at CAC figures per semester, not per quarter

2Q22 Results	10

General and Administrative Expenses

General and Administrative (G&A) expenses in 2Q22 were R$70.9 million, an increase of 251.0%, compared to 2Q21, mainly due to the growth in personnel expenses and consultancy expenses related to the integration planning, besides the contribution of Unicesumar to the consolidated figures.

G&A expenses as reported in the Adjusted EBITDA calculation were R$21.7 million in 2Q22 and R$10.9 million in 2Q21, representing an increase of 99.1%, which reflects the consolidation of the business combination with Unicesumar results in our financial statements. It is important to highlight that Adjusted G&A expenses as a percentage of Net Revenue were 7.0% in 2Q22, an increase of 0.5 p.p. compared to 6.5% in 2Q21. On an organic basis, G&A expenses as reported in the Adjusted EBITDA calculation were R$15.3 million in 2Q22 and R$10.9 million in 2Q21, an increase of 40.8%, in function of the seasonality of certain expenses between 1Q22 and 2Q22.  Considering the half-year numbers, in 1H22 the increase vs 1H21 amounted to 16.9% (from R$23.9 million in 1H21 to R$27.9 million in 1H22).

Table 8: G&A expenses

R$ million	2Q22	2Q21	% Chg	1H22	1H21	% Chg
General and Administrative (G&A) Expenses	70.9	20.2	251.0%	84.7	42.0	101.7%
(-) Depreciation and amortization expenses	(7.9)	(2.4)	229.2%	(9.8)	(5.4)	81.5%
(-) Share-based compensation plan	(13.3)	(4.7)	183.0%	(7.8)	(9.7)	(19.6)%
(-) Restructuring, M&A and pre-offering expenses	(28.0)	(2.2)	1,172.7%	(32.8)	(3.0)	993.3%
G&A Expenses for Adj. EBITDA calculation	21.7	10.9	99.1%	34.3	23.9	43.5%
as % of Net Revenue	7.0%	6.5%	0.5 p.p.	7.1%	7.5%	(0.4) p.p.

Net impairment losses on financial assets (PDA)

Net impairment losses on financial assets represent the provisions for doubtful accounts. In 2Q22, the PDA effect was R$38.6 million, which represents 12.5% of the Net Revenue in the period (lower than the average percentage of Net Revenue in 2020 and 2021), while in 2Q21 the PDA was R$27.9 million, equivalent to 16.8% of the Net Revenue. The decrease of 4.3 p.p. in our PDA expenses as a ratio of Net Revenue in 2Q22 vs 2Q21 was mainly explained by the contribution of Unicesumar to the consolidated figures. It is important to highlight that Unicesumar has more effective collection processes and procedures than Uniasselvi’s, which represents a solid opportunity for synergies via the broader use of such best practices for both brands.

The PDA effect, on an organic basis, represents 16.2% of the Net Revenue in 2Q22, an improvement of 0.6 p.p. explained by a slight increase in our recovery performance.

2Q22 Results	11

Adjusted EBITDA

Adjusted EBITDA in 2Q22 totaled R$117.0 million, up 107.8% from R$56.3 million in 2Q21. Adjusted EBITDA Margin was 38.0%, a 4.2 p.p. increase compared to 33.8% for 2Q21. This increase in the Adjusted EBITDA Margin in the quarter reflects the solid growth of Uniasselvi and the contribution of Unicesumar to the consolidated figures. On an organic basis, Adjusted EBITDA in 2Q22 totaled R$72.2 million, up 28.2% from R$56.3 million in 2Q21, with a 0.6 p.p. increase in the organic Adjusted EBITDA Margin.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial assets” in our Financials Statements.

Adjusted Net Income

Adjusted Net Income in 2Q22 was R$63.4 million, up 168.6% from the same period of the prior year. This year-on-year increase reflects the growth in Adjusted EBITDA in 2Q22 vs 2Q21 as mentioned previously, as well as considering the consolidation of Unicesumar operation.

2Q22 Results	12

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$73.2 million in 2Q22, an increase of 97.2% compared to the number presented in 2Q21, as a result of the continued discipline in working capital management and capital allocations, besides the expansion of our business, mainly the solid contribution of Unicesumar to the consolidated figures.

Table 9: Cash Flow & Cash Conversion

R$ million	2Q22	2Q21	% Chg	1H22	1H21	% Chg
Cash Flow from Operations	79.7	42.0	89.8%	130.4	87.9	48.4%
(+) Income tax paid	(6.5)	(4.9)	33.4%	(10.3)	(11.6)	(11.2)%
Adjusted Cash Flow from Operations	73.2	37.1	97.2%	120.1	76.3	57.4%
Adjusted EBITDA	117.0	56.3	107.8%	164.4	96.5	70.4%
(-) Non-recurring expenses	(29.0)	(2.4)	1,108.3%	(35.9)	(6.0)	498.3%
Adjusted EBITDA excluding Non-recurring Expenses	88.0	53.9	63.3%	128.5	90.5	42.0%
Adjusted Cash Flow Conversion from Operations[1]	83.2%	68.9%	14.3 p.p.	93.5%	84.3%	9.2 p.p.

(1)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Reconciliations of Non-GAAP Financial Measures”.

Indebtedness

In May 2022, we completed the issuance of two series of simple, secured, non-convertible debentures (Brazilian bonds in R$) in an offering with restricted distribution efforts directed solely at professional investors in Brazil. The two debentures series amounted to R$1.95 billion at interest rates indexed to the CDI (Certificado de Depósito Interbancário) for a five-year term in total, in connection with the business combination with Unicesumar.

◾	Series 1 Debentures: R$0.5 billion (final maturity on May 15, 2024); and
◾	Series 2 Debentures: R$1.45 billion (final maturity on May 15, 2027).

Among the obligations of this agreement, one of the main covenants is as follow:

◾	4.5x in June 2023;
◾	4.0x in December 2023;
◾	3.5x in June 2024; and
◾	3.0x in December 2024.

Once the covenant starts to be measured (as from June 2023 onwards), the figures for this calculation will be on an ex-IFRS16 basis.

2Q22 Results	13

CAPEX

Capital Expenditures in 2Q22 totaled R$14.9 million, 2.6% lower than the amount spent in 2Q21. This decrease was mainly due to lower investments both in property and equipment and intangible assets, given the expectation for the closing of the business combination with Unicesumar – we expect synergies in content production and in the expansion process with hubs from both brands. We believe that the investments can be further optimized during the integration of both companies.

Table 10: CAPEX

R$ million	2Q22	2Q21	% Chg	1H22	1H21	% Chg
Property and equipment	7.1	6.8	4.4%	9.3	9.1	2.2%
Intangible assets	7.8	8.5	(8.2)%	15.8	15.6	1.3%
Investing activities	14.9	15.3	(2.6)%	25.1	24.7	1.6%
as % of Net Revenue	4.8%	9.2%	(4.4) p.p.	5.2%	7.8%	(2.6) p.p.

2Q22 Results	14

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure-player in the postsecondary digital education market in Brazil based on the number of enrolled undergraduate students as of December 31, 2020 according to the annual census released by the Brazilian Ministry of Education (Ministério da Educação), or the MEC, in February 2022.

Vitru has been listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model are the higher quality and its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses.
◾	Continuing education courses. Vitru offers continuing education and graduate courses predominantly in pedagogy, finance and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus. It also includes technical courses and professional qualification courses.
◾	On-campus undergraduate courses. Vitru (through Uniasselvi and Unicesumar) has several campuses that offer traditional on-campus undergraduate courses, including medical, engineering, law and health-related courses. On-campus students experience a complete learning ecosystem, mixing theory with practical applications as well access to sports activities and cultural events.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; the effect of the COVID-19 outbreak on general economic and business conditions in Brazil and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the effects of, the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with

2Q22 Results	15

our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential effects of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information, which are non-GAAP financial measures, for the convenience of the investment community. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and CSLL, which are social contribution taxes;
◾	financial results, which consist of interest expenses less interest income;
◾	depreciation and amortization;
◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;

2Q22 Results	16

◾	impairment of non-current assets, which consists of impairment charges associated with the on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that the Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss) for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses, and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship, teaching-learning material, licenses to operate medical courses, and leasing contracts. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations, and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to the investment community. These summarized, non-audited or non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables at the end of this document.

2Q22 Results	17

FINANCIAL TABLES

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three- and six-month period ended June 30, 2022 and 2021

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million (except earnings per share)	2022	2021	2022	2021

NET REVENUE	308.0	166.5	485.8	317.2

Cost of services rendered	(117.9)	(59.6)	(183.0)	(112.6)

GROSS PROFIT	190.1	106.9	302.8	204.6

General and administrative expenses	(70.9)	(20.2)	(84.7)	(42.0)
Selling expenses	(41.8)	(24.8)	(89.8)	(63.3)
Net impairment losses on financial assets	(38.6)	(27.9)	(64.3)	(52.9)
Other income (expenses), net	0.7	0.1	1.0	0.4
Operating expenses	(150.6)	(72.8)	(237.8)	(157.8)

OPERATING PROFIT	39.5	34.1	65.0	46.8

Financial income	14.5	8.6	29.5	17.8
Financial expenses	(62.7)	(17.8)	(76.7)	(31.3)
Financial results	(48.2)	(9.2)	(47.2)	(13.5)

PROFIT BEFORE TAXES	(8.7)	24.9	17.8	33.3

Current income taxes	(4.8)	(7.0)	(7.7)	(17.8)
Deferred income taxes	34.4	(2.2)	34.8	21.9
Income taxes	29.6	(9.2)	27.1	4.1

NET INCOME FOR THE PERIOD	20.9	15.7	44.9	37.4

Other comprehensive income	-	-	-	-

TOTAL COMPREHENSIVE INCOME	20.9	15.7	44.9	37.4

Basic earnings per share (R$)	0.82	0.68	1.84	1.62
Diluted earnings per share (R$)	0.76	0.63	1.72	1.51

2Q22 Results	18

Unaudited interim condensed consolidated statements of financial position as of June 30, 2022 and December 31, 2021

	June 30,	December 31,
R$ million	2022	2021
ASSETS

CURRENT ASSETS

Cash and cash equivalents	113.1	75.6
Short-term investments	147.7	253.0
Trade receivables	265.0	140.6
Income taxes recoverable	10.4	7.7
Prepaid expenses	22.2	35.0
Financial assets	37.4	-
Other current assets	10.2	2.9

TOTAL CURRENT ASSETS	606.0	514.8

NON-CURRENT ASSETS

Trade receivables	6.2	5.9
Indemnification assets	8.5	8.6
Deferred tax assets	-	83.4
Long-term financial assets	27.0	-
Other non-current assets	3.6	1.6

Right-of-use assets	366.5	136.1
Property and equipment	183.6	106.8
Intangible assets	4,539.2	670.2

TOTAL NON-CURRENT ASSETS	5,134.7	1,012.6

TOTAL ASSETS	5,740.7	1,527.4

2Q22 Results	19

	June 30,	December 31,
R$ million	2022	2021
LIABILITIES

CURRENT LIABILITIES

Trade payables	76.7	41.7
Lease liabilities	53.8	27.2
Labor and social obligations	81.3	25.0
Taxes payable	11.1	3.3
Prepayments from customers	26.3	10.3
Accounts payable from acquisition of subsidiaries	841.3	149.8
Other current liabilities	5.8	2.1

TOTAL CURRENT LIABILITIES	1,096.2	259.4

NON-CURRENT

Lease liabilities	285.7	134.3
Loans and financing	1,939.2	-
Share-based compensation	44.0	52.3
Provisions for contingencies	27.8	14.9
Deferred tax liabilities	645.7	-
Other non-current liabilities	1.6	0.4

TOTAL NON-CURRENT LIABILITIES	2,944.1	201.9

TOTAL LIABILITIES	4,040.2	461.3

EQUITY

Share capital	0.0	0.0
Capital reserves	1,629.1	1,039.6
Retained earnings	71.3	26.5

TOTAL EQUITY	1,700.5	1,066.1

TOTAL LIABILITIES AND EQUITY	5,740.7	1,527.4

2Q22 Results	20

Unaudited interim condensed consolidated statements of cash flows for the six-month period ended June 30, 2022 and 2021

	Six Months Ended June 30,
R$ million	2022	2021
Cash flows from operating activities
Profit before taxes	17.6	33.3
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	46.1	25.5
Net impairment losses on financial assets	64.3	52.9
Provision for revenue cancellation	0.4	0.4
Provision for contingencies	1.2	0.6
Accrued interests	62.5	11.5
Share-based compensation	7.8	9.7
Loss on sale or disposal of non-current assets	0.3	-
Modification of lease contracts	(0.3)	(0.2)
Changes in operating assets and liabilities
Trade receivables	(110.5)	(64.6)
Prepayments	(0.1)	0.4
Other assets	(5.1)	5.7
Trade payables	30.6	2.8
Labor and social obligations	18.5	11.6
Other taxes payable	(0.1)	0.5
Prepayments from customers	(1.8)	(2.9)
Other payables	(1.1)	0.6
Cash from operations	130.4	87.9

Income tax paid	(10.3)	(11.6)
Interest paid	(10.3)	(12.7)
Contingencies paid	(1.9)	(2.3)
Net cash provided by operating activities	107.9	61.3

Cash flows from investing activities
Purchase of property and equipment	(9.3)	(9.1)
Purchase and capitalization of intangible assets	(15.8)	(15.6)
Payments for the acquisition of interests in subsidiaries, net of cash	(2,080.2)	(10.6)
Acquisition of short-term investments, net	105.4	36.4
Net cash used in investing activities	(2,000.0)	1.2

Cash flows from financing activities
Payments of lease liabilities	(6.4)	(5.1)
Proceeds from loans and financing, net of transaction costs	1,905.9	-
Costs related to future issuances	16.8	-
Capital contributions	13.3	-
Net cash provided by (used in) financing activities	1,929.5	(5.1)

Net increase in cash and cash equivalents	37.5	57.3
Cash and cash equivalents at the beginning of the year	75.6	85.9
Cash and cash equivalents at the end of the year	113.1	143.2

2Q22 Results	21

Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2022	2021	2022	2021
Net income for the period	20.9	15.7	44.9	37.4
(+) Deferred and current income tax	(29.6)	9.2	(27.1)	(4.1)
(+) Financial result	48.2	9.2	47.2	13.5
(+) Depreciation and amortization	31.2	11.7	46.1	25.6
(+) Interest on tuition fees paid in arrears	4.7	3.5	10.6	8.8
(+) Share-based compensation plan	13.3	4.7	7.8	9.7
(+) Other income (expenses), net	(0.7)	(0.1)	(1.0)	(0.4)
(+) M&A, pre-offering expenses and restructuring expenses	29.0	2.4	35.9	6.0
Adjusted EBITDA	117.0	56.3	164.4	96.5

Reconciliation of Adjusted Net Income

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2022	2021	2022	2021
Net income for the period	20.9	15.7	44.9	37.4
(+) M&A, pre-offering expenses and restructuring expenses	29.0	2.4	35.9	6.0
(+) Share-based compensation plan	13.3	4.7	7.8	9.7
(+) Amortization of intangible assets from business combinations	14.3	0.2	15.2	3.0
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	5.1	3.1	6.1	6.1
(-) Corresponding tax effects on adjustments	(19.2)	(2.5)	(20.0)	(22.6)
Adjusted Net Income	63.4	23.6	89.9	39.6

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended June 30,		Six Months Ended June 30,
R$ million	2022	2021	2022	2021
Cash from Operations	79.7	42.0	130.4	87.9
(+) Income tax paid	(6.5)	(4.9)	(10.3)	(11.6)
Adjusted Cash Flow from Operations	73.2	37.1	120.1	76.3

Adjusted EBITDA	117.0	56.3	164.4	96.5
(-) M&A, pre-offering expenses and restructuring expenses	(29.0)	(2.4)	(35.9)	(6.0)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	88.0	53.9	128.5	90.5

Adjusted Cash Flow Conversion from Operations	83.2%	68.9%	93.5%	84.3%

2Q22 Results	22